1(212) 318-6052

christophertafone@paulhastings.com

August 28, 2013	90368.00003

VIA EDGAR

Ms. Christina DiAngelo

Mr. James O’Connor

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	SunAmerica Specialty Series (the “Registrant”)

File Nos.: 333-190217 and 811-21482

Dear Ms. DiAngelo and Mr. O’Connor:

This letter responds to comments communicated by Ms. DiAngelo and Mr. O’Connor of the Securities and Exchange Commission (the “Commission”) to the undersigned with respect to the Registration Statement on Form N-14 of the Registrant, which was filed with the Commission on July 29, 2013 (SEC Accession No. 0001193125-13-307340), for the purpose of reorganizing Focused Large-Cap Growth Portfolio, a series of SunAmerica Series, Inc., and SunAmerica Value Fund, a series of SunAmerica Equity Funds, into SunAmerica Focused Alpha Large-Cap Fund, a series of the Registrant (the “Registration Statement”).

The Registrant’s responses to your comments are reflected below. We have restated the substance of your comments for ease of reference. Capitalized terms shall have the same meanings as in the Registration Statement, unless otherwise indicated.

Accounting Survivor

Comment #1: You have requested that the Registrant provide an accounting survivor analysis to accompany this correspondence.

Response #1: The Registrant has prepared an accounting survivor analysis for each Target Portfolio, copies of which are attached to this correspondence as Appendix A-1 and A-2, respectively.

Registration Statement

Comment #2: In the third paragraph of the Letter to Shareholders, you have requested that we further explain why the Reorganizations are being proposed. Additionally, on page 6, “Background and Reasons for the Proposed Reorganizations,” first paragraph, you have requested that we further explain why continuing to operate each Target Portfolio as currently constructed is not in the best interests of shareholders.

Response #2: The shareholder letter is intended to introduce the proposal that is being presented to each Target Portfolio’s shareholders, to inform them of what is included with the proxy materials and to explain the manner in which they can cast their vote. While a shareholder letter is not

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required to explain the rationale behind the proposal, the Registrant has nonetheless included some background information on the reasons for the proposal in the shareholder letter and does not believe that any additional disclosure is required. More detailed information about the Reorganizations, including the background and rationale for each proposed Reorganization and the Board’s findings relating to each Reorganization, is included in the Combined Prospectus/Proxy Statement.

Comment #3: On page (iv) of the Questions & Answers, Thirteenth Answer, you have requested that we include the estimated aggregate expenses of each proposed Reorganization.

Response #3: The requested change has been made.

Comment #4: On page (iii) of the Questions & Answers, Ninth Answer, you have requested that we include disclosure stating that any waivers and/or reimbursements made by SAAMCo with respect to the Alpha Large-Cap Fund will continue to be subject to recoupment from the Alpha Large-Cap Fund.

Response #4: The requested change has been made.

Comment #5: You have requested that we supplementally confirm that any waivers and/or reimbursements subject to recoupment from each Target Portfolio will not carry over to the Alpha Large-Cap Fund.

Response #5: The Registrant confirms that any waivers and/or reimbursements that are subject to recoupment from each Target Portfolio will not carry over to the Alpha Large-Cap Fund.

Comment #6: On page 32, “Terms of the Reorganization Agreements,” second paragraph, you have requested that we supplementally confirm that, on the Closing Date, the valuation of each Target Portfolio’s net assets will be determined in accordance with the Alpha Large-Cap Fund’s valuation procedures.

Response #6: The Registrant confirms that the valuation of each Target Portfolio’s net assets will be determined in accordance with the Alpha Large-Cap Fund’s valuation procedures.

Comment #7: On page 34, first bullet point discussion, you have requested that we discuss when the Combined Portfolio is expected to achieve certain operating efficiencies from its larger net asset size.

Response #7: The Board considered the possibility that the Combined Portfolio may achieve certain operating efficiencies at some time in the future as a result of the Reorganizations. We respectfully submit that the disclosure on page 34 already states that such operating efficiencies could occur as soon as immediately following the Reorganizations or gradually over time, as the timing will largely depend on the growth of the Combined Portfolio.

Comment #8: On pages 39 and 40, “Capitalization,” you have noted that for two separate line items representing the Total Shares Outstanding, the sums were incorrectly calculated.

Response #8: The sums have been recalculated and the corresponding changes have been made.

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Comment #9: You have requested that SAAMCo, as investment adviser to the Portfolios, be added as a party to the Agreement and Plan of Reorganization with respect only to its payment of expenses in connection with the Reorganization.

Response #9: Since SAAMCo is not a party to the Agreement and Plan of Reorganization, it is not listed as a signatory thereto. SAAMCo has authorized us to supplementally confirm to the Commission that it has agreed to pay the costs of the Reorganization as set forth in the Form of Agreement and Plan of Reorganization and as discussed in the Combined Prospectus/Proxy Statement.

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Comment #10: You have requested that wherever the performance history of the Alpha Large-Cap Fund is mentioned, we include disclosure that prior to January 23, 2012, the performance of the Alpha Large-Cap Fund is based on the performance of a predecessor, closed-end fund with lower operating expenses, and thus, if the Alpha Large-Cap Fund’s higher operating expenses were reflected for the period prior to January 23, 2012, its performance would have been lower.

Response #10: The Registrant confirms that the performance history disclosure as set forth in this Comment #10 with respect to the Alpha Large-Cap Fund is already included in the Combined Prospectus/Proxy Statement wherever appropriate.

Comment #11: On page (iii) of the Questions & Answers, Twelfth Answer, you have requested that we provide an estimate of the total and per share distributions of current long- and short-term capital gains of Focused Large-Cap Growth Portfolio after giving effect to the loss carryforwards. You have also requested that we include disclosure that shareholders consult with their own tax advisors regarding potential transactions.

Response #11: In the Combined Prospectus/Proxy Statement, we have provided disclosure with respect to the net capital gain position, including on a per share basis, of each Target Fund and the potential distribution of net capital gains that would result from the anticipated sales of portfolio securities if such portfolio securities were sold as of May 31, 2013. Given the disclosure already provided in the Combined Prospectus/Proxy Statement with respect to tax considerations and given that such information is estimated and may change depending on the degree to which a Target Portfolio’s securities are actually sold, we respectfully submit that no further disclosure is necessary. We have, however, included the requested disclosure, where appropriate, with respect to shareholders consulting with their own tax advisors.

Comment #12: On page (iv) of the Questions & Answers, Thirteenth Answer, you have requested that we clarify whether SAAMCo will pay all of the costs of each Reorganization, other than the costs of repositioning.

Response #12: As stated in the above-referenced Questions & Answers and as disclosed throughout the Combined Prospectus/Proxy Statement, SAAMCo or its affiliates will bear all of the costs of each Reorganization other than the transaction costs associated with the sale of each Target Portfolio’s securities pre- or post-Reorganization. We respectfully submit that no further disclosure is necessary.

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Comment #13: You have stated that it may be helpful to investors if the differences in the investment strategies between the Portfolios were presented in a chart.

Response #13: The Registrant believes that the comparison as currently presented in narrative form is sufficient and meaningful to investors.

Comment #14: Please explain the difference between an investment objective of “growth of capital” and an investment objective of “long-term growth of capital.”

Response #14: Growth of capital is growth of the value of the investment. Long-term growth of capital focuses on the long-term growth of the value of an investment (i.e., over an extended time period).

Comment #15: On page 5, “Summary,” third paragraph, you have requested that we clarify the meaning of the term “partly” with respect to the following parenthetical “(however, the Alpha Large-Cap Fund also partly follows a value-oriented philosophy)” as it could be confusing.

Response #15: We have disclosed in the Combined Prospectus/Proxy Statement that the Alpha Large-Cap Fund will invest approximately 50% of its assets in the large-cap growth portion of the Fund and 50% of its assets in the large-cap value portion of the Fund. Thus, the reference to “partly” refers to that portion of the Alpha Large-Cap Fund’s portfolio, i.e., approximately 50%. We respectfully submit that no further clarification is necessary.

Comment #16: On page 5, “Summary,” fourth paragraph, it states that the Large-Cap Growth Portfolio and Alpha Large-Cap Fund each uses a focused strategy and follows a growth-oriented philosophy, as described above. You’ve noted that this strategy is actually described below.

Response #16: We respectfully submit that the description of the focused strategy and growth-oriented philosophy followed by the Large-Cap Growth Portfolio and Alpha Large-Cap Fund is first described above, not below. This description is also set forth later in the Combined Prospectus/Proxy Statement. Therefore, the Registrant submits that no further clarification is necessary.

Comment #17: On page 5, “Summary,” you have requested that we mention that Focused Large-Cap Growth Portfolio and Alpha Large-Cap Fund engage in active trading.

Response #17: On pages 6-7, “Background and Reasons for the Proposed Reorganizations,” first bullet point, we have disclosed that the Focused Large-Cap Growth Portfolio and Alpha Large-Cap Fund engage in the active trading of equity securities. Therefore, the Registrant submits that no further clarification is necessary.

Comment #18: You asked us to provide performance information for the Large-Cap Growth Portfolio as of a date more current than December 31, 2012.

Response #18: We respectfully submit that on page 24 of the Combined Prospectus/Proxy Statement, we have already included performance information as of June 30, 2013.

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Comment #19: You asked us whether the Board considered the tax consequences of the sale of assets of each Target Portfolio.

Response #19: We respectfully submit that the Board has considered the potential tax impact of the sale of assets of each Target Portfolio and have added disclosure to this effect where appropriate.

Comment #20: The sections of the Combined Prospectus/Proxy Statement entitled “Summary – Background and Reasons for the Proposed Reorganization” and “Information About the Reorganization – Reasons for the Reorganization” contain discussion of the factors considered by the Board in evaluating the proposed Reorganizations. You have asked that we disclose the conclusions that the Board reached with regard to each factor that was material to its conclusion to approve each Reorganization. You further noted that conclusory statements or a list of factors that were considered by the Board are not sufficient disclosure.

Response #20: The Combined Prospectus/Proxy Statement details the factors the Board considered in making its determination to approve each Reorganization. The Board was not asked, nor was it required to, approve or make a final determination regarding each factor, but rather it was asked to, and did, approve each Reorganization after considering the various factors enumerated in the Combined Prospectus/Proxy Statement. Moreover, as stated in the Combined Prospectus/Proxy Statement, the determination to approve each Reorganization was made on the basis of each Director’s judgment after consideration of all of the factors taken as a whole, though individual Directors may have placed different weight on various factors and assigned different degrees of materiality to various conclusions.

Comment #21: On page 48, “Shareholder Approval,” first full paragraph, you have noted that the disclosure regarding broker non-votes is irrelevant as there will be no broker non-votes tendered at the meeting.

Response #21: The Registrant respectfully declines to remove such disclosure as it is accurate and relevant with respect to matters of quorum and voting procedure.

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number listed above. Thank you.

Very truly yours,

/s/ Christopher J. Tafone
Christopher J. Tafone
for PAUL HASTINGS LLP

CC:	Kathleen D. Fuentes, Esq., SunAmerica Asset Management Corp.
John E. McLean, Esq., SunAmerica Asset Management Corp.
Max Shakin, Esq., Paul Hastings LLP

August 28, 2013

Appendix A-1

Survivor Analysis for the Reorganization of Focused Large-Cap Growth Portfolio into SunAmerica Focused Alpha Large-Cap Fund:

The following is an analysis with respect to SAAMCo’s determination of the accounting and performance survivor in connection with the Reorganization of Focused Large-Cap Growth Portfolio into SunAmerica Focused Alpha Large-Cap Fund. The analysis is based on guidance provided in Section 8.44 of the AICPA Audit and Accounting Guide for Investment Companies (the “Audit Guide”), as well as guidance provided by the Accounting Policy Subcommittee of the Accounting/Treasurer’s Committee of the Investment Company Institute (“ICI”) in a white paper on fund mergers dated March 1, 2004, regarding accounting survivors (“ICI White Paper”)1. The ICI White Paper seeks to capture and consolidate applicable industry guidance on the subject. Section 8.44 of the Audit Guide and the ICI White Paper identify the following factors, in order of relative importance, to apply in determining the proper accounting surviving entity:

Portfolio Management: One of the primary factors in determining the accounting survivor is the surviving management structure. SunAmerica Focused Alpha Large-Cap Fund is currently advised by SAAMCo and sub-advised by Marsico Capital Management, LLC (“Marsico”) and BAMCO, Inc. (“BAMCO”). SAAMCo will continue to serve as the investment adviser and Marsico and BAMCO will continue to serve as sub-advisers to the Combined Fund following the Reorganization.

Portfolio Composition: The Combined Fund will have the same investment goal as SunAmerica Focused Alpha Large-Cap Fund and will have identical investment strategies and techniques as SunAmerica Focused Alpha Large-Cap Fund. In light of this fact, the portfolio composition of the Combined Fund following the Reorganization will most resemble that of the historical portfolio composition structure of SunAmerica Focused Alpha Large-Cap Fund.

Investment Objectives, Policies and Restrictions: Focused Large-Cap Growth Portfolio and SunAmerica Focused Alpha Large-Cap Fund have similar investment goals and the investment strategies and techniques are similar and compatible. The primary differences in the principal investment strategies of each Fund are highlighted in the Registration Statement on pages 8 to 9 of the Combined Proxy Statement/Prospectus. Accordingly, the investment goal of SunAmerica Focused Alpha Large-Cap Fund will be that of the Combined Fund and the Combined Fund’s principal investment strategies and techniques will be identical to those of SunAmerica Focused Alpha Large-Cap Fund.

[1]	In North American Security Trust, 1994 SEC No-Act, LEXIS 876 (pub. avail. Aug. 5, 1994), the SEC confirmed that the determination of which entity in a reorganization is the performance survivor should be evaluated from an accounting, rather than legal, perspective. The factors enumerated by the staff in the North American letter are substantially similar to those considered by the staff in determining the accounting survivor.

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Expense Structure: Following the Reorganization, the advisory fee rate of the Combined Fund will be higher than for Focused Large-Cap Growth Portfolio and the same as for SunAmerica Focused Alpha Large-Cap Fund. Additionally, the distribution (12b-1) fee rate with respect to Class A shares of the Combined Fund will be lower than for Class B shares of Focused Large-Cap Growth Portfolio and the same as for Class A shares of SunAmerica Focused Alpha Large-Cap Fund. Since the Combined Fund does not offer Class B shares, Class B shareholders of Focused Large-Cap Growth Portfolio will receive Class A shares of the Combined Fund following the Reorganization. The expense structure of SunAmerica Focused Alpha Large-Cap Fund will be the expense structure of the Combined Fund, and such expense structure is more fully described in the Combined Prospectus/Proxy Statement.

Asset Size: As of May 31, 2013, Focused Large-Cap Growth Portfolio had net assets of $284,623,098 while SunAmerica Focused Alpha Large-Cap Fund had net assets of $303,016,198.

In conclusion, SunAmerica Focused Alpha Large-Cap Fund will be the accounting and performance survivor of the Reorganization. In particular, the portfolio management team, portfolio composition and investment goal of SunAmerica Focused Alpha Large-Cap Fund will be those of the Combined Fund, and the Combined Fund’s principal investment strategies and techniques will be identical to those of SunAmerica Focused Alpha Large-Cap Fund.

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Appendix A-2

Survivor Analysis for the Reorganization of SunAmerica Value Fund into SunAmerica Focused Alpha Large-Cap Fund:

The following is an analysis with respect to SAAMCo’s determination of the accounting and performance survivor in connection with the Reorganization of SunAmerica Value Fund into SunAmerica Focused Alpha Large-Cap Fund. The analysis is based on guidance provided in Section 8.44 of the AICPA Audit and Accounting Guide for Investment Companies (the “Audit Guide”), as well as guidance provided by the Accounting Policy Subcommittee of the Accounting/Treasurer’s Committee of the Investment Company Institute (“ICI”) in a white paper on fund mergers dated March 1, 2004, regarding accounting survivors (“ICI White Paper”)1. The ICI White Paper seeks to capture and consolidate applicable industry guidance on the subject. Section 8.44 of the Audit Guide and the ICI White Paper identify the following factors, in order of relative importance, to apply in determining the proper accounting surviving entity:

Portfolio Management: One of the primary factors in determining the accounting survivor is the surviving management structure. SunAmerica Focused Alpha Large-Cap Fund is currently advised by SAAMCo and sub-advised by Marsico Capital Management, LLC (“Marsico”) and BAMCO, Inc. (“BAMCO”). SAAMCo will continue to serve as the investment adviser and Marsico and BAMCO will continue to serve as sub-advisers to the Combined Fund following the Reorganization.

Portfolio Composition: The Combined Fund will have the same investment goal as SunAmerica Focused Alpha Large-Cap Fund and will have identical investment strategies and techniques as SunAmerica Focused Alpha Large-Cap Fund. In light of this fact, the portfolio composition of the Combined Fund following the Reorganization will most resemble that of the historical portfolio composition structure of SunAmerica Focused Alpha Large-Cap Fund.

Investment Objectives, Policies and Restrictions: SunAmerica Value Fund and SunAmerica Focused Alpha Large-Cap Fund have similar investment goals and the investment strategies and techniques are similar and compatible. The primary differences in the principal investment strategies of each Fund are highlighted in the Registration Statement on pages 9 to 10 of the Combined Proxy Statement/Prospectus. Accordingly, the investment goal of SunAmerica Focused Alpha Large-Cap Fund will be that of the Combined Fund and the Combined Fund’s principal investment strategies and techniques will be identical to those of SunAmerica Focused Alpha Large-Cap Fund.

Expense Structure: Following the Reorganization, the advisory fee rate of the Combined Fund will be higher than for SunAmerica Value Fund and the same as for SunAmerica Focused Alpha Large-Cap Fund. Additionally, the distribution (12b-1) fee rate with respect to Class A shares of the Combined Fund

[1]

In North American Security Trust, 1994 SEC No-Act, LEXIS 876 (pub. avail. Aug. 5, 1994), the SEC confirmed that the determination of which entity in a reorganization is the performance survivor should be evaluated from an accounting, rather than legal, perspective. The factors enumerated by the staff in the North American letter are substantially similar to those considered by the staff in determining the accounting survivor.

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will be lower than for Class B shares of SunAmerica Value Fund and the same as for Class A shares of SunAmerica Focused Alpha Large-Cap Fund. Since the Combined Fund does not offer Class B shares, Class B shareholders of SunAmerica Value Fund will receive Class A shares of the Combined Fund following the Reorganization. The expense structure of SunAmerica Focused Alpha Large-Cap Fund will be the expense structure of the Combined Fund, and such expense structure is more fully described in the Combined Prospectus/Proxy Statement.

Asset Size: As of May 31, 2013, SunAmerica Value Fund had net assets of $113,870,328 while SunAmerica Focused Alpha Large-Cap Fund had net assets of $303,016,198.

In conclusion, SunAmerica Focused Alpha Large-Cap Fund will be the accounting and performance survivor of the Reorganization. In particular, the portfolio management team, portfolio composition and investment goal of SunAmerica Focused Alpha Large-Cap Fund will be those of the Combined Fund, and the Combined Fund’s principal investment strategies and techniques will be identical to those of SunAmerica Focused Alpha Large-Cap Fund.